SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       Information to be Included in Statements Filed Pursuant to 13d-1(a)
                and Amendments Thereto Filed Pursuant to 13d-2(a)
                                (Amendment No. )*


                          OCWEN ASSET INVESTMENT CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   67574M 10 6
                          ------------------------------
                                 (CUSIP Number)

                  Investors Mortgage Insurance Holding Company
                            Ocwen Capital Corporation
                           Ocwen Financial Corporation
                                William C. Erbey
                           1675 Palm Beach Lakes Blvd.
                         West Palm Beach, Florida 33401
                           Attention: William C. Erbey
                           TELEPHONE NO. 561-682-8000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  APRIL 8, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following page)

                               (Page 1 of 9 Pages)

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           67574M 10 6                               PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Investors Mortgage Insurance Holding Company ("IMIHC")
         IRS Id. No.:  04-2499338
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 1,540,000
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       1,540,000
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,540,000(A)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

(A) Excludes 1,808,733 limited partnership units in Ocwen Partnership, L.P. ("OPLP") owned by IMIHC, a wholly owned subsidiary of Ocwen Financial Corporation. Pursuant to the terms of the Third Amended and Restated Agreement of Limited Partnership of OPLP, if IMIHC exercises its right to require the redemption of its partnership units for cash, each of the issuer and Ocwen General, Inc., a wholly owned subsidiary of the issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's partnership units by delivery of a number of shares of Common Stock of the issuer equal to the number of partnership units to be purchased.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           67574M 10 6                               PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Ocwen Capital Corporation
         IRS Id. No.:  65-0740743
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       -0-
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                 -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             -0-
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                             -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-(A)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

(A) Excludes option (the "Option") to purchase 1,912,500 shares of Common Stock of the issuer granted to Ocwen Capital Corporation, the manager of OPLP and a wholly owned subsidiary of Ocwen Financial Corporation, under the issuer's 1997 Stock Option Plan (the "Option Plan"). On each May 14 commencing with May 14, 1998, 25% of the Option becomes exercisable at a price of $16 per share. As a result, 25% of the Option is exercisable as of the date hereof to purchase 478,125 shares of Common Stock of the issuer, and an additional 25% will become exercisable within the next 60 days. Pursuant to the terms of the Option Plan, upon the exercise of the Option, the issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock of the issuer, an equivalent number of partnership units in OPLP.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           67574M 10 6                               PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Ocwen Financial Corporation
         IRS Id. No.:  65-0039856
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       -0-
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           1,540,000
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             -0-
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       1,540,000
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,540,000(A)(B)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

(A) Excludes 1,808,733 limited partnership units in OPLP owned by IMIHC, a wholly owned subsidiary of Ocwen Financial Corporation. Pursuant to the terms of the Third Amended and Restated Agreement of Limited
         Partnership of OPLP, if IMIHC exercises its right to require the redemption of its partnership units for cash, each of the issuer and Ocwen General, Inc., a wholly owned subsidiary of the issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's partnership units by delivery of a number of shares of Common Stock of the issuer equal to the number of partnership units to be purchased.

(B) Excludes the Option granted to Ocwen Capital Corporation, the manager of OPLP and a wholly owned subsidiary of Ocwen Financial Corporation, under the Option Plan. On each May 14 commencing with May 14, 1998, 25% of the Option becomes exercisable at a price of $16 per share. As a result, 25% of the Option is exercisable as of the date hereof to purchase 478,125 shares of Common Stock of the issuer, and an additional 25% will become exercisable within the next 60 days. Pursuant to the terms of the Option Plan, upon the exercise of the Option, the issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock of the issuer, an equivalent number of partnership units in OPLP.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           67574M 10 6                               PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         William C. Erbey
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       -0-
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           1,653,300
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             -0-
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       1,653,300
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,653,300(A)(B)(C)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

(A) Includes 1,540,000 shares held by IMIHC, of which the reporting person is Chairman and Chief Executive Officer and sole director, and 113,300 shares held by a partnership pursuant to which the reporting person, his wife and a corporation wholly owned by the reporting person share voting and dispositive power. The reporting person disclaims beneficial ownership of all shares held by IMIHC.

(B) Excludes 1,808,733 limited partnership units in OPLP owned by IMIHC, a wholly owned subsidiary of Ocwen Financial Corporation. Pursuant to the terms of the Third Amended and Restated Agreement of Limited
         Partnership of OPLP, if IMIHC exercises its right to require the redemption of its partnership units for cash, each of the issuer and Ocwen General, Inc., a wholly owned subsidiary of the issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's partnership units by delivery of a number of shares of Common Stock of the issuer equal to the number of partnership units to be purchased.

(C) Excludes the Option granted to Ocwen Capital Corporation, the manager of OPLP and a wholly owned subsidiary of Ocwen Financial Corporation, under the Option Plan. On each May 14 commencing with May 14, 1998, 25% of the Option becomes exercisable at a price of $16 per share. As a result, 25% of the Option is exercisable as of the date hereof to purchase 478,125 shares of Common Stock of the issuer, and an additional 25% will become exercisable within the next 60 days. Pursuant to the terms of the Option Plan, upon the exercise of the Option, the issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock of the issuer, an equivalent number of partnership units in OPLP.

Schedule 13D
Issuer:  Ocwen Asset Investment Corp.
Page 6 of 9 Pages


ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Ocwen Asset Investment Corp., a Virginia corporation (the "Issuer"), having its principal offices at 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by William C. Erbey, a U.S. citizen; Investors Mortgage Insurance Holding Company ("IMIHC"), a Delaware corporation; Ocwen Capital Corporation ("OCC"), a Florida corporation; and Ocwen Financial Corporation ("OCN"), a Florida corporation and the parent company of IMIHC and OCC (collectively, the "Reporting Persons"). OCN is a financial institution that is primarily engaged in the acquisition, servicing and resolution of subperforming and nonperforming residential and commercial mortgage loans. IMIHC is a wholly owned subsidiary of OCN engaged in substantially the same business. OCC is a wholly owned subsidiary of OCN and the manager of the Issuer, a Virginia corporation which elected to be taxed as a REIT under the Internal Revenue Code. Mr. Erbey is principally employed as the Chairman and Chief Executive Officer of OCN and is the most senior officer and sole director of IMIHC and OCC.

         Each Reporting Person's principal address and principal office is located at 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401.

         The following information as to each executive officer and director of the Reporting Persons is set forth in Annex 1 hereto, which annex is incorporated herein by reference: (a) name, (b) residence or business address and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the best knowledge of the Reporting Persons, each such executive officer and director is a citizen of the United States.

         During the last five years, none of the Reporting Persons, and, to the best of their knowledge, no executive officer or director of the Reporting Persons, and none of FF Plaza Partners ("FF Plaza"), a Delaware partnership, Delaware Permanent Corporation ("Delaware Permanent"), a Delaware corporation, or the wife of Mr. Erbey, has (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceedings such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 19, 1997, IMIHC purchased 1,875,000 shares of Common Stock privately offered by the Issuer for $14.88 per share; the source of such funds was the working capital of IMIHC. In February 1998, Mr. Erbey purchased, indirectly through FF Plaza, 113,300 shares of Common Stock from the Issuer for $17.6317 per share; the source of such funds was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Erbey is currently the Chairman, Chief Executive Officer, a director and a direct shareholder of the Issuer, the Chairman, Chief Executive Officer and largest shareholder of OCN and the most senior officer and sole director of IMIHC and OCC. On April 8, 1999, the Board of Directors of OCN authorized its Chief Executive Officer to make the proposal described below. On April 9, 1999, OCN proposed to the Board of Directors of the Issuer the possible business combination between OCN and the Issuer. Under OCN's proposal, a newly formed subsidiary would merge into the Issuer in a taxable transaction, and each outstanding share of the Common Stock (other than those owned by OCN or its subsidiaries) would be converted into 0.57 shares of common stock of OCN. OCN's proposal requires the Issuer to pay its final 1998 dividend (which has been deferred by the Board of Directors of the Issuer and, the Issuer has announced, is expected to range from $14.6 million, or $0.77 per share, to $16.1 million, or $0.85 per share) prior to

Schedule 13D
Issuer:  Ocwen Asset Investment Corp.
Page 7 of 9 Pages


the consummation of the proposed transaction between OCN and the Issuer. There can be no assurance, however, as to whether or when that dividend will actually be paid. OCN's proposal is subject to, among other things, the satisfactory negotiation of final terms of an acquisition agreement. There can be no assurance that the parties will agree to final terms or that any possible business combination will be consummated.

         Except as set forth herein or in connection with any transactions contemplated by the proposal described above, neither the Reporting Persons, nor, to the best of their knowledge, any executive officer or director of the Reporting Persons, currently have any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      any action similar to any of those enumerated above.


         The Reporting Persons and the executive officers and directors of the Reporting Persons reserve the right to acquire or dispose of additional shares of the Common Stock, including, without limitation, through the redemption of Partnership Units (as defined below) and/or the exercise of the options described in Item 5 below, at any time, without further notice or prior amendment to this Schedule 13D. The Reporting Persons also reserve the right to formulate plans or proposals or to change their intentions with respect to any or all of the foregoing and their right to act either alone or together with any other person or group.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         IMIHC beneficially owns 1,540,000 shares of the Common Stock, representing approximately 8.1% of the outstanding shares of the Common Stock and as to which IMIHC has sole voting and dispositive power. OCN, as the parent company of IMIHC, indirectly owns the same such shares and as a result has shared voting and dispositive power.

         OCC currently holds options to purchase 1,912,500 shares of the Common Stock, one quarter of which become exercisable on each May 14 at a price of $16 per share, commencing with May 14, 1998. Such options terminate on May 19, 2007. As a result, 25% of the options are currently exercisable, and an additional 25% will become exercisable within the next 60 days. Pursuant to the terms of the Issuer's 1997 Stock Option Plan (the "Stock Option Plan"), under which the options were granted, upon the exercise of the options, the Issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock, an equivalent number of partnership units ("Partnership Units") in Ocwen Partnership, L.P. ("OPLP"). In addition, IMIHC owns 1,808,733 Partnership Units. Pursuant to the

Schedule 13D
Issuer:  Ocwen Asset Investment Corp.
Page 8 of 9 Pages


Third Amended and Restated Agreement of Limited Partnership of OPLP (the "Partnership Agreement"), if IMIHC exercises its right to require the redemption of the Partnership Units for cash, each of the Issuer and Ocwen General, Inc., a wholly owned subsidiary of the Issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's Partnership Units by delivery of a number of shares of the Common Stock of the Issuer equal to the number of Partnership Units to be purchased.

         By virtue of his relationship with OCN and IMIHC, Mr. Erbey may be deemed to control such entities, and accordingly, may be deemed to share indirect beneficial ownership of the 1,540,000 shares of the Common Stock owned directly by IMIHC, a wholly owned subsidiary of OCN, representing approximately 8.1% of the Common Stock outstanding. In addition, 113,300 shares of the Common Stock, representing approximately 0.6% of the Common Stock outstanding, are held by FF Plaza. Mr. Erbey, his wife, E. Elaine Erbey, and Delaware Permanent, a corporation wholly owned by Mr. Erbey, share voting and dispositive power over such shares. Mr. Erbey's wife is retired and is a U.S. citizen. Her business address is 1675 Palm Beach Lakes Blvd., West Palm Beach, Florida 33401. The address of each of FF Plaza and Delaware Permanent is 1350 16th Street, Fort Lee, New Jersey 07024. As to the shares of the Common Stock beneficially owned by OCN, OCC and IMIHC, Mr. Erbey disclaims all beneficial ownership, and this report shall not be deemed an admission that Mr. Erbey is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

         The Reporting Persons as a Group beneficially own 1,540,000 shares of the Common Stock, representing 8.1% of the outstanding shares of the Common Stock, exercisable options to purchase 478,125 shares of the Common Stock and options to purchase 478,125 shares of the Common Stock that became exercisable within the next 60 days (in each case subject to the right of the Issuer to deliver an equivalent number of Partnership Units) and options not exercisable within the next 60 days to purchase 956,250 shares of the Common Stock (subject to the right of the Issuer to deliver an equivalent number of Partnership Units). Because Mr. Erbey disclaims membership in the Group, the 113,300 shares of the Common Stock owned by him individually are not included in the total number of shares owned by the Group.

         The Reporting Persons have not had any transactions in the Common Stock within the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other  than  the  Stock  Option  Plan,   the  Option   Agreement,   the
Registrations Rights Agreement and the Partnership Agreement, neither the Reporting Persons, nor, to the best of their knowledge, any of the executive officers or directors of the Reporting Persons, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 Agreement between the Reporting Persons with respect to the filing of this Schedule 13D.

         Exhibit 99.2 Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement No. 333-21965 on Form S-11 filed March 31, 1997).

         Exhibit 99.3 Form of Stock Option Plan and Option Agreement (Incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Issuer's Registration Statement No. 333-21965 on Form S-11 filed April 15,
                           1997).

         Exhibit 99.4 Third Amended and Restated Agreement of Limited Partnership of Ocwen Partnership L.P. (Incorporated by reference to Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

         Exhibit 99.5 Press release of OCN issued on April 16, 1999 (Incorporated by reference to Exhibit 99.1 to OCN's Current Report on Form 8-K filed April 16, 1999).

Schedule 13D
Issuer:  Ocwen Asset Investment Corp.
Page 9 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    INVESTORS MORTGAGE INSURANCE HOLDING COMPANY




Dated:  April 19, 1999              By: /s/ WILLIAM C. ERBEY
                                        ----------------------------------------
                                    Name:   William C. Erbey
                                    Title:  Chairman and Chief Executive Officer


                                    OCWEN CAPITAL CORPORATION



Dated:  April 19, 1999              By: /s/ WILLIAM C. ERBEY
                                        ----------------------------------------
                                    Name:   William C. Erbey
                                    Title:  Chairman and Chief Executive Officer


                                    OCWEN FINANCIAL CORPORATION


Dated:  April 19, 1999              By: /s/ WILLIAM C. ERBEY
                                        ----------------------------------------
                                    Name:   William C. Erbey
                                    Title:  Chairman and Chief Executive Officer



                                            WILLIAM C. ERBEY

Dated:  April 19, 1999                  /s/ WILLIAM C. ERBEY
                                        ----------------------------------------

Schedule 13D
Issuer:  Ocwen Asset Investment Corp.
Page 1 of 2 of  Annex 1


         ANNEX 1: DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

                                                                 PRINCIPAL OCCUPATION
       NAME                            TITLE                     IF DIFFERENT FROM TITLE

                            INVESTORS MORTGAGE INSURANCE HOLDING COMPANY

William C. Erbey                 Chairman of the Board,          Chairman and Chief
1675 Palm Beach Lakes Blvd.      Chief Executive Officer         Executive Officer of OCN
West Palm Beach,  FL  33401      and Sole Director

John R. Erbey                    Senior Managing Director and    Senior Managing Director, General
1675 Palm Beach Lakes Blvd.      Secretary                       Counsel  and Secretary of OCN
West Palm Beach, FL  33401

Christine A. Reich               President                       President of OCN
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

John R. Barnes                   Senior Vice President           Senior Vice President of OCN
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

Ronald M. Faris                  Executive Vice President        Executive Vice President of OCN
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

Mark S. Zeidman                  Senior Vice President and       Senior Vice President and
1675 Palm Beach Lakes Blvd.      Chief Financial Officer         Chief Financial Officer of OCN
West Palm Beach, FL  33401

                                     OCWEN CAPITAL CORPORATION

William C. Erbey                 Chairman of the Board, Chief    Chairman and Chief Executive
1675 Palm Beach Lakes Blvd.      Executive Officer               Officer of OCN
West Palm Beach, FL  33401       and Sole Director

John R. Erbey                    Senior Managing Director and    Senior Managing Director, General
1675 Palm Beach Lakes Blvd.      Secretary                       Counsel  and Secretary of OCN
West Palm Beach, FL  33401

Christine A. Reich               President                       President of OCN
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

John R. Barnes                   Senior Vice President           Senior Vice President of OCN
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

Ronald M. Faris                  Executive Vice President        Executive Vice President of OCN
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

Mark S. Zeidman                  Senior Vice President           Senior Vice President and Chief
1675 Palm Beach Lakes Blvd.      Chief Financial Officer         Financial Officer of OCN
West Palm Beach, FL  33401

---------------------------------------------------------------------------------------------------

Schedule 13D
Issuer:  Ocwen Asset Investment Corp.
Page 2 of 2 of  Annex 1

                                    OCWEN FINANCIAL CORPORATION
William C. Erbey                 Chairman and
Ocwen Financial Corporation      Chief Executive Officer
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

Hon. Thomas F. Lewis             Director                        Principal of Lewis Properties and
Ocwen Financial Corporation                                      Vice President of Marian V. Lewis
1675 Palm Beach Lakes Blvd.                                      Real Estate and Investments
West Palm Beach, FL  33401

W.C. Martin                      Director                        President and Chief Executive
Ocwen Financial Corporation                                      Officer of SV Microwave
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

Howard H. Simon                  Director                        Managing Director of Simon,
Ocwen Financial Corporation                                      Master and Sidlow, P.A.
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

Barry N. Wish                    Director
Ocwen Financial Corporation
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

John R. Erbey                    Senior Managing Director,
Ocwen Financial Corporation      General Counsel and
1675 Palm Beach Lakes Blvd.      Secretary
West Palm Beach, FL  33401

John R. Barnes                   Senior Vice President
Ocwen Financial Corporation
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

Joseph A. Dlutowski              Chief Executive Officer
Ocwen Financial Corporation      of Ocwen UK and
1675 Palm Beach Lakes Blvd.      Senior Vice President
West Palm Beach, FL  33401       of Ocwen Federal Bank FSB

Ronald M. Faris                  Executive Vice President
Ocwen Financial Corporation
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

Christine A. Reich               President
Ocwen Financial Corporation
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401

Mark S. Zeidman                  Senior Vice President and
Ocwen Financial Corporation      Chief Financial Officer
1675 Palm Beach Lakes Blvd.
West Palm Beach, FL  33401